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                             January 12, 2021

       Gregory Bankston
       Manager
       UC Asset LP
       2299 Perimeter Park Drive, Suite 120
       Atlanta, Georgia 30341

                                                        Re: UC Asset LP
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed December 21,
2020
                                                            File No. 000-56203

       Dear Mr. Bankston:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form 10-12G

       General

   1. We note the disclosure that in the fourth quarter your investment portfolio expanded to include investment
interests in SHOC LLC and Hotal LLC. Please disclose how you acquired these
investment interests and the material terms. Please also clarify whether there are any assets
associated with these investment interests. Please file any agreements relating to the
acquisition of these investment interests as exhibits.
 Gregory Bankston
FirstName  LastNameGregory Bankston
UC Asset LP
Comapany
January 12,NameUC
            2021   Asset LP
January
Page 2 12, 2021 Page 2
FirstName LastName
Financial Statements, page F-1

2. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.
Note 2 - Summary of Significant Accounting Policies, page F-6

3. We note your response to comment 4. Please clarify how you concluded that past due amounts and credit quality of financing receivables are not relevant to investors.
Note 4 - Fair Value of Financial Instruments, page F-9

4. Please address the following with respect to your response to our prior comment 5.
             We note your disclosure that your 100% owned subsidiary, Atlanta Landsight, LLC invests in properties for residential redevelopment, and this entails the renovation or remodeling of the property prior to resale or rental. As the sole owner of Atlanta
             Landsight, LLC, please tell us your level of involvement in this development activity. To the extent the development activity is directed by a different entity, please explain to us your relationship to that entity.
             We note your investment in SHOC LLC and Hotal LLC during the fourth quarter.
             We further note that these entities intend to develop properties located in certain select areas or operate home office accommodations respectively. As the sole owner of these entities, please tell us the extent of your involvement in the development and operating activities of the subsidiaries. To the extent these activities are directed by a different entity, please explain to us your relationship to that entity.
             With respect to your lending operations, please tell us whether you originate loans or acquire loans that have already been originated. To the extent you acquire loans from others, please tell us what entity typically originates these loans and if that entity is a related party.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357
with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of Real
Estate & Construction
cc:      Richard W. Jones